UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2002

Commission file number: 1-4033

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
(full title of the plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer's principal executive offices and address of the plan)

TABLE OF CONTENTS
Page

Independent Auditors' Report
Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan
   Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001
   Statements of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 2002 and 2001
   Notes to Financial Statements
Signatures
Consent of Deloitte & Touche LLP
Certification

2 3 4 5 12 13 14

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee of Vulcan Materials Company
Construction Materials Divisions Hourly Employees Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 13, 2003
VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001
ASSETS	2002	2001

INVESTMENTS [Cost of $53,449,493 (2002)
   and $47,996,519 (2001]:
     Collective short-term investments
     Guaranteed investment contracts
     Commingled funds holding principally common stock
     Common stock of Vulcan Materials Company
     Loans to participants

        Total investments

RECEIVABLE FROM VULCAN MATERIALS COMPANY -
     Employee contributions

NET ASSETS AVAILABLE FOR BENEFITS

See notes to financial statements.

	$474,347 23,609,589 7,676,958 16,558,429 3,567,951 51,887,274 28,675 $51,915,949	$490,254 21,493,651 8,377,261 18,438,587 3,406,483 52,206,236 ________ $52,206,236

VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:	2002	2001

INVESTMENT INCOME:
   Interest
   Dividends
   Net investment losses:
     Realized
     Unrealized
        Net investment income (loss)

CONTRIBUTIONS:
   Participants
   Vulcan Materials Company
        Total contributions

NET LOAN ACTIVITY

REDISTRIBUTION OF PARTICIPANTS' INVESTMENT
   OPTIONS BETWEEN PLANS

OTHER, net

TOTAL ADDITIONS, net

	$1,485,025 388,506 (119,193) (5,771,936) (4,017,598) 6,334,722 1,779,883 8,114,605 (186,257) 237,252 8,450 4,156,452	$1,445,924 326,053 (76,209) (660,404) 1,035,364 8,503,509 2,095,185 10,598,694 315,962 (890,381) 13,354 11,072,993

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
WITHDRAWALS BY PARTICIPANTS:
   Cash
   Common stock of Vulcan Materials Company
        Total withdrawals

NET INCREASE (DECREASE)

NET ASSETS AVAILABLE FOR BENEFITS:
   BEGINNING OF YEAR

   END OF YEAR

See notes to financial statements.

	4,445,463 1,276 4,446,739 (290,287) 52,206,236 $51,915,949	3,392,425 5,081 3,397,506 7,675,487 44,530,749 $52,206,236

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - The financial statements of the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the "Trustee"). Vulcan Materials Company ("Company") pays the administrative costs of the Plan, including the Trustee's fees and charges.

Valuation of Investments - Investments other than guaranteed investment contracts are reported at fair value. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last day of the year. Loans to participants are valued at cost plus accrued interest which approximates fair value. The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the settlement date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Insurance Contracts) - Guaranteed investment contracts are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because they are fully benefit responsive.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

2.	DESCRIPTION OF THE PLAN

General - The Plan, established effective October 1, 1983 and most recently restated effective October 1, 2002 provides for additional investment options and daily valuation of individual account balances, and is defined contribution employee benefit plan. The purpose of the Plan is to provide for accumulation of savings for qualifying non-union hourly employees of the Company's Southeast, Mideast, Midsouth, Southwest, Western, Southern and Midwest Divisions and its wholly owned subsidiaries, Vulcan Gulf Coast Materials and RECO Transportation, LLC, (collectively, the "Participating Companies").

Effective October 1, 2002, the Company amended and restated the Plan. In connection with the amended and restated Plan, the Company designated a portion of the Plan consisting of Vulcan Materials Company common stock fund as an Employee Stock Ownership Plan ("ESOP"). The Vulcan ESOP fund allows a Participant to elect to have the dividends paid on Vulcan Materials Company common stock reinvested in the Company's common stock or paid to the Participant in cash.

Participation and Vesting - Generally, hourly employees qualify to participate on the first of the month following completion of two months of employment service. Participants are fully vested at all times.

Funding - The Plan is funded through contributions by participants and the Participating Companies. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pre-tax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two.

Participating Companies expect to make matching contributions out of current and accumulated earnings and profits to match that portion of an employee's contribution (whether pre-tax, after-tax or both) amounting up to 4% of the employee's earnings. Matching contributions by Participating Companies are determined by their boards of directors and normally range from 50% to 75% depending on a participant's completed years of matching service. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $11,000. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees.

Investment Options - Participants' contributions are invested in the thirteen separate investment funds (see Note 5) of the Plan in proportions elected by the participant. The Participating Companies matching contributions are invested in the fund which invests primarily in the Company's common stock.

Allocations and Determination of Accounts - Separate accounts are maintained for each participant for matched, unmatched, and Participating Companies contributions and accumulated earnings on each. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pre-tax contributions and the portion attributable to after-tax contributions. Monthly net earnings are allocated to each participant's account in the ratio of the participant's account balance to total participants' account balances.

Distributions and Withdrawals - A participant's total account is distributed upon retirement, disability, death or termination of employment unless the account value is greater than $5,000, in which case the participant may defer until age 70-1/2. As of December 31, 2002 and 2001, benefits of $4,025,071 and $2,797,961, respectively, were due to individuals who were separated from the Plan. Prior to a termination of employment, participants may make partial withdrawals or may withdraw their total account, except that if a participant has not maintained a participant contribution account for the 60 months immediately preceding the voluntary withdrawal, no Company contributions which have been on deposit less than 24 months will be distributed until 24 months after the earlier of the employee's withdrawal date or the employee's termination of employment. In addition, any in-service distribution from a participant's pre-tax contributions must meet the requirements of a "hardship withdrawal," as set forth in the plan document.

Loans - Participants may apply for up to one loan at any time. The amount of the loan cannot exceed the lesser of 50% of the participant's total account or $50,000. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan and bearing interest at the prime interest rate plus 1%. The average rate of interest on loans approximated 8% and 9% in 2002 and 2001, respectively. A loan will be considered as an investment of the participant. The participant's investment accounts will be reduced pro rata by the amount of the loan. Any repayment made will be allocated to the participant's investment accounts in accordance with his current investment direction. Loans must be repaid in monthly installments through payroll deductions. The maximum number of monthly installments is 60.

Plan Termination - In the event it becomes necessary to terminate the Plan, participants will receive a distribution of the amounts held for their accounts.

3.	NET REALIZED INVESTMENT GAINS
	Aggregate Cost	Aggregate Proceeds	Net Realized Gain (Loss)

2002
Fund holding principally intermediate-
   term fixed income investments
Commingled funds holding principally
   common stock
Commingled funds holding principally
   international equity instruments
Fund holding Vulcan Materials
   Company common stock
     Total

2001
Fund holding principally intermediate-
   term fixed income investments
Commingled funds holding principally
   common stock
Commingled funds holding principally
   international equity instruments
Fund holding Vulcan Materials
   Company common stock
     Total

	$427,063 1,802,358 96,856 1,099,791 $3,426,068 $420,386 7,139,993 98,039 1,337,300 $8,995,718	$427,109 1,555,443 77,040 1,247,283 $3,306,875 $424,011 6,648,600 88,125 1,758,773 $8,919,509	$46 (246,915) (19,816) 147,492 $(119,193) $3,625 (491,393) (9,914) 421,473 $(76,209)
4.	INVESTMENTS

The Plan's investment assets consist of an interest in one of the investment accounts of the Vulcan Materials Company Master Trust ("Master Trust") administered by Northern Trust Company. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Participating Companies. Although the assets are commingled, the Company maintains supporting records for the purpose of allocating the investment assets and the related net earnings to the various participating employee benefit plans.

The investment accounts of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

	Pension Investment Account Thrift Plan Investment Account Chemicals Savings Account Construction Savings Account Net assets	2002 $388,945,708 331,857,156 31,111,905 51,915,949 $803,830,718	2001 $468,970,898 404,199,810 34,635,694 52,206,236 $960,012,638
The net assets of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

Commingled fund holding principally short-term
   fixed income investments and loans to
   participants
Guaranteed investment contracts
Fund holding principally real estate investments
Fund holding principally venture
   capital and partnership investments
Fund holding principally intermediate-
   term fixed income investments
U.S. government securities
Commingled funds holding principally
   common stock
Commingled funds holding principally
   international equity instruments
Fund holding Vulcan Materials Company
   common stock
Derivatives
Other equities

        Net assets

		2002 $84,073,537 73,599,023 44,924 25,860,144 84,268,199 72,113,206 159,226,818 87,312,885 213,065,685 325,300 3,940,997 $803,830,718	2001 $107,473,764 80,719,631 83,975 31,967,603 102,242,204 52,094,193 202,120,878 98,628,742 281,318,440 833,275 2,529,933 $960,012,638
The total investment income (loss) by type of the Master Trust for the years ended December 31, 2002 and 2001 is summarized as follows:
	Interest, net Dividends Other Net investment gains (losses): Realized Unrealized Total	2002 $12,045,779 6,319,623 260,289 (2,008,576) (148,282,806) $(131,665,691)	2001 $15,518,683 7,115,588 1,927,259 146,036,813 (237,933,944) $(67,335,601)
Investments held by the Plan at December 31, 2002 and 2001 and changes in unrealized appreciation (depreciation) of investments for the years then ended, are as follows:

Totals at December 31, 2001
Totals at December 31, 2002:
   Loans to Participants
   Managed Funds:
     160,490 units - fixed income investments
     208,043 units - common stocks
     29,398 units - international equity
       instruments
     $23,609,589 par - guaranteed investment
       contracts
     $473,347 par - money market investments
     443,925 shares of Vulcan Materials
       Company common stock

Total

Net change in 2002

Totals at December 31, 2000
Totals at December 31, 2001:
   Loans to Participants
   Managed Funds:
     157,649 units - fixed income investments
     155,762 units - common stocks
     23,937 units - international equity
       instruments
     $21,493,651 par - guaranteed investment
       contracts
     $490,254 par - money market investments
     384,618 shares of Vulcan Materials
       Company common stock

Total

Net change in 2001

Cost

$47,996,519

3,567,951

2,268,147
6,462,114

346,043

23,609,589
474,347

16,721,302

53,449,493

$5,452,974

Cost

$39,512,390

3,406,483

2,220,852
5,917,051

310,028

21,493,651
490,254

14,158,200

47,996,519

$8,484,129

Market
Value

$52,206,236

3,567,951

2,281,346
5,133,848

261,764

23,609,589
474,347

16,558,429

51,887,274

$(318,962)

Market
Value

$44,382,511

3,406,483

2,272,011
5,844,886

260,364

21,493,651
490,254

18,438,587

52,206,236

$7,823,725

Appreciation (Depreciation) $4,209,717 (1,562,219) $(5,771,936) Appreciation $4,870,121 4,209,717 $(660,404)

The guaranteed investment contracts were established in 1991 with Metropolitan Life with a guaranteed rate, net of insurance company charges, of 6.20% and an annual maturity date of May 1. Upon maturity, the Company renegotiates new terms on these contracts. The interest rate was 6.00% from January 1 - April 30, 2001; 5.75% from May 1 - December 31, 2001; 5.50% from January 1 - April 30, 2002; and 5.75% from May 1- December 31, 2002.

5.	INVESTMENT PROGRAM

All contributions of Participating Companies are invested in the fund which consists of the Company's common stock. With respect to investment alternatives (1) the guaranteed investment contracts fund, (2) the S&P 500 index fund, (3) the large-cap value index fund, (4) the small-cap value index fund, (5) the large-cap growth index fund, (6) the small-cap growth index fund, (7) the international equity fund, (8) the Vulcan Materials Company common stock fund, and (9) through (13) the balanced funds, investment managers have been appointed whose duty it is to advise the Trustee as to particular investments to be made. At December 31, 2002, the investment managers were as follows:

(1) Guaranteed investment contracts fund

(2) S&P 500 index fund

(3) Large-cap value index fund

(4) Small-cap value index fund

(5) Large-cap growth index fund

(6) Small-cap growth index fund

(7) International equity fund

(8) Vulcan Materials Company common stock fund

(9) through (13) Balanced funds

Metropolitan Life Insurance Company
Pensions
P.O. Box 740278
Atlanta, GA 30374

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

State Street Global Advisors
One International Place
Boston, MA 02110

The Northern Trust Company
50 South LaSalle Street
Chicago, IL 60675

State Street Global Advisors
One International Place
Boston, MA 02110

6.	TAX STATUS

The Plan obtained its latest determination letter on January 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2003	VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN by: /s/Charles D. Lockhart Charles D. Lockhart Chairman of the Administrative Committee